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                               CCFNB BANCORP, INC.
                                 232 EAST STREET
                              BLOOMSBURG, PA 17815
                                  570 784 4400

                                                                 August 12, 2005

Donald Walker, Senior Assistant Chief Accountant
Lisa Haynes, Staff Accountant
Division of Corporate Finance
Securities and Exchange Commission
Mail Stop 4561
Washington, DC 20549

     RE: CCFNB BANCORP, INC.
         - FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2005
         - FILE NO. 0-19028

Dear Mr. Walker and Ms. Haynes:

     We are filing herewith a second amendment to our 10Q described above, and to address your comments delineated below, we respond in bold as follows:

     1. Please revise your amended disclosures to more clearly differentiate between internal controls over financial reporting and disclosure controls and procedures, as defined in Rule 13a-15(e) and (f) of Regulation S-X. Specifically, please revise to disclose:

     - Conclusions of your principal executive and financial officers regarding the effectiveness of your disclosure controls and procedures, and

     - Any changes in your internal control over financial reporting during the quarter that has materially affected or is reasonably likely to affect your internal control over financial reporting.

     WE HAVE REVISED OUR DISCLOSURE UNDER PART 1 - FINANCIAL INFORMATION - CONTROLS AND PROCEDURES TO MORE CLEARLY DIFFERENTIATE BETWEEN INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES.

     WE HAVE SPECIFICALLY DISCUSSED CONCLUSIONS OF OUR PRINCIPAL EXECUTIVE AND FINANCIAL OFFICERS REGARDING THE EFFECTIVENESS OF OUR DISCLOSURE CONTROLS AND PROCEDURES AND

     WE HAVE SPECIFICALLY DISCLOSED ANY CHANGES IN OUR INTERNAL CONTROL OVER FINANCIAL REPORTING DURING THE QUARTER THAT HAS MATERIALLY AFFECTED OR IS REASONABLY LIKELY TO AFFECT OUR INTERNAL CONTROL OVER FINANCIAL REPORTING.
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August 8, 2005

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     We hereby acknowledge that:

     - CCFNB Bancorp, Inc. is responsible for the adequacy and accuracy of the disclosure in the filings;

     - Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

     - CCFNB Bancorp, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If staff has any further comments concerning these reports, please contact Lance O. Diehl, President and CEO, at (570) 387 3464 or Virginia D. Kocher, Treasurer at (570) 387-4016.


                                        /s/ Lance O. Diehl
                                        ----------------------------------------
                                        Lance O. Diehl


                                        /s/ Virginia D. Kocher
                                        ----------------------------------------
                                        Virginia D. Kocher